

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

Brent Ness
President and CEO
Aclarion, Inc.
951 Mariners Island Blvd, Suite 300
San Mateo, CA 94404

> **Re: Aclarion, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **March 4, 2022**
> **File No. 333-262026**

Dear Mr. Ness:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2022, letter.

Amendment No. 1 to Form S-1 filed March 4, 2022

Significant Net Losses, page 16

1.   Please expand this risk factor to quantify the financing expense you will recognize at effectiveness in connection with the issuance of units at a 70% discount to pay interest on the $2 million promissory notes payable disclosed on page F-17. Given the 33% interest rate on the notes, it appears that the FV of these units may exceed $1.8 million. Disclose also whether the holders of the promissory notes are existing shareholders, directors or employees of the Registrant.

Capitalization, page 61

2.   We note your response to our prior comment #2 and your revisions made to the

capitalization disclosures. Given that the reverse stock split will occur immediately prior to the closing of the offering, please ensure that your historical financial statements for each period presented are retroactively adjusted in accordance with ASC 505-10-S99-4. Please also clarify Note 12 on page F-21 to indicate how the stock split has been reflected in the historical financial statements.

3.   Please revise to present the Series B-2 and B-3 preferred stock as mezzanine equity in the Actual column. Please also ensure your Actual total shareholders' equity(deficit) balance here and on page F-3 do not include mezzanine equity balances.

Note 3. Restatement of Previously Issued Financial Statements, page F-12

4.   The $2,000,000 SAFE appears to be a non-cash item that should be adjusted as a reconciling item in the cash flows from operating activities, rather than presented as a cash inflow from financing activities. Please revise to include this as part of the restatement too, or tell us why you would consider otherwise.

Note 7, page F-15

5.   Please disclose the amortization period you are using for your patents and licenses.

Note 11, page F-20

6.   Please disclose the weighted average exercise price of options granted in 2021. Also, disclose details on any issuances of options and warrants in Item 15 of the form. See Item 701 of Regulation S-K.

 You may contact Li Xiao at (202) 551-4391 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stanley Moskowitz, Esq.